Management's Discussion and Analysis

June 17th, 2009

The following is management's discussion and analysis (MD&A) of the results of operations for LPBP Inc. (LPBP or the Company and which was previously named Hemosol Inc.) for the three and six months  ended April 30, 2009 and its financial statements and accompanying notes. This MD&A should be read in conjunction with the audited financial statements and notes as at and for the year ended October 31, 2008.

This MD&A is intended to enable readers to gain an understanding of LPBP’s current results and financial position and provides the information that management believes is required to gain an understanding of LPBP's current results and to assess the Company's future prospects. Accordingly, certain sections of this report may contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Recent Events
Dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year.  In this context, during the three months ended April 30, 2009, the Company paid to the Class B Shareholders a distribution of $106 million.

Overview
Pursuant to a May 2004 plan of arrangement (the Arrangement), the Company entered into an agreement with MDS Inc. (MDS) which resulted in a reorganization of the Company's business (the Blood Products Business) and MDS's Ontario clinical laboratories services business (Labs LP).  Shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares and 47.5% of the voting shares of the Company.

On October 4, 2006, MDS agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion (the MDS Sale). MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (MDS Labs), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the Partnership Sale). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February, 2007 to be held by MDS in trust for the benefit of the Company. During the three months ended April 30, 2009, the Company received the remaining amount of $107 million resulting in $nil being held by MDS as at April 30, 2009 (October 31, 2008 - $107 million).

Effective January 1, 2008, the Company received interest and investment returns based on the Bank of Canada bank rate less 0.3%. The Company earned interest income of $0.2 million and $0.6 million for the three month and six month periods ended April 30, 2009 (2008 - $1.0 million and $2.6 million, respectively).

The interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

Management information circular containing further particulars of the MDS Sale and the Partnership Sale are available at www.sedar.com.  A report of the particulars on the results of the shareholder votes is also posted on SEDAR.

Operating Results
The results for the Company have been limited to interest income earned on the funds being held by MDS in trust for the Company less general corporate expenses.  The Company earned interest income of $0.2 million and $0.6 million for the three month and six month periods ended April 30, 2009 (2008 - $1.0 million and $2.6 million, respectively). The amount of the interest earned during the first half of 2009 is lower compared to the prior year’s quarter due to the drop in the interest rates.

Liquidity and Capital Resources
The Company's liquidity and working capital was historically dependent on distributions from Labs LP and when the cash was paid out in dividends to shareholders, with any operating expenses being funded through the distributions received from Labs LP.  After the sale and subsequent dissolution of the Labs LP, and after the distributions to its shareholders, the Company has sufficient cash on hand remaining to meet its obligations to the Class A common shares and continue covering its income taxes and general corporate expenses for the foreseeable future.

As at April 30, 2009, the Company has not entered into any contractual obligations, which will require future payments, including long-term debt.  Additionally, the Company has not entered into commitments for capital expenditures nor does it intend to enter into such commitments.

Financial Instruments
There are no outstanding financial instruments as at April 30, 2009.

Off Balance Sheet Arrangements
The Company has not entered into any off Balance Sheet arrangements as at April 30, 2009.

Controls and Procedures
As part of the Form 52-109 certification, the Chief Executive Officer and the Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures to ensure that material information with respect to the Company is made known to them and that they have evaluated the effectiveness of the Company’s disclosure controls at the end of the period covered by this filing. Disclosure controls and procedures ensure that the information required to be disclosed by the Company in the reports it files or submits to the regulators is recorded, processed, summarized and reported, within the time period required. The Company has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.